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                                                                    Exhibit 99.1

               TECHFAITH PRE-ANNOUNCES THIRD QUARTER 2008 REVENUE

         Schedules Third Quarter 2008 Financial Results Conference Call


BEIJING, CHINA, OCTOBER 16, 2008 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an original developed product (ODP) provider focused on research and development of mobile phone solutions, today announced that revenue for the third quarter of 2008 are expected to be approximately US$43.0 million. This represents a growth of approximately 12.0% over the same period in the prior year; furthermore, expected revenue are greater than the previously announced guidance of US$30.0 to US$35.0 million.

"Our third quarter revenue were positively impacted by better than expected performance in the LATAM, South East Asian and China markets, despite seasonality and delivery difficulties," said Mr. Wilson Cai, Deputy CEO of TechFaith. "Since the corporate restructuring, our management team and employees have focused on the sustained profitability of our business through product offerings, cost savings and optimizing resource allocation."


CONFERENCE CALL

The Company will host a conference call with investors and analysts to discuss its third quarter 2008 financial results on Monday, November 17, 2008 at 7:00 p.m. U.S. Eastern Time (Tuesday, November 18, 2008 at 8:00 a.m. Beijing Time). The dial-in numbers for the conference call are 1-866-713-8395 (U.S.) or +1-617-597-5309 (international). The passcode for both is 91884175. A live webcast of the conference call will be available on TechFaith's website at www.techfaithwireless.com.


ABOUT TECHFAITH

TechFaith is an original developed product provider focused on research and development of mobile phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith's original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and
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UMTS/CDMA; (2) Window based smartphone and Pocket PC phone; and (3) handsets with interactive online gaming and professional game terminals with phone functionality. With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date of this press release and TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:

In China:                                       In the U.S.:
Jay Ji                                          Joseph Villalta
TechFaith                                       The Ruth Group
Tel: +86 10-5822-7390                           Tel: +1 646-536-7023
ir@techfaith.cm                                 jvillalta@theruthgroup.com